EXHIBIT 99.1

Endeavour Silver Continues to Intersect High-Grade Silver-Gold Mineralization at the Bolañitos Operation

VANCOUVER, British Columbia, Nov. 27, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to report positive drill results from its exploration program at the Bolañitos Mine in Guanajuato State, Mexico. The 2023 program mainly focused on two areas, drilling the El Puertecito and Fortuna veins. At both areas, surface drilling intersected high-grade gold and silver mineralization near historic workings and provide opportunities to increase resources, replace reserves and extend mine life.

Dan Dickson, CEO, commented, “Our track record of exploration success has sustained operations at Bolañitos for over 16 years. Ongoing exploration results demonstrate our commitment to targeted and cost-effective brownfields exploration, which has been successfully extending mine life in this historically rich district. We continue to make progress year over year in understanding the regional mineralization system and remaining prospectivity at Bolañitos.”

Highlight Drill Results from El Puertecito Vein Structure

  8.78 gpt Au and 86 gpt Ag for 788 gpt AgEq over a 2.09 m ETW, including 25.7 gpt Au and 59 gpt Ag for 2,115 gpt AgEq over 0.57 m in hole GOL-11

  4.44 gpt gold and 94 gpt silver for 449 gpt AgEq over a 2.07 m ETW, including 11.35 gpt Au and 258 gpt Ag for 1,166 gpt AgEq over 0.56 m in hole GOL-09

Highlight Drill Results from Fortuna Vein Structure

  4.01 gpt Au and 135 gpt Ag for 456 gpt AgEq over a 1.18 m ETW, including 8.04 gpt Au and 280 gpt Ag for 923 gpt AgEq over 0.56 m in hole GOL-42

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold.

Drilling Context

At El Puertecito, since the beginning of the year, 32 new holes were completed totalling 5,833 metres. El Puertecito is a new area south of Bolañitos, situated 300 metres northeast from Endeavour Silver’s historic Golondrinas Mine. Due its proximity to existing infrastructure, minimal development would be required to incorporate El Puertecito into a mine plan. New high-grade vein mineralization has now been delineated over 400 metres in length to a depth of 120 metres.   The structure remains open at depth and to the southeast.

At Fortuna, 13 holes were completed totalling 2,922 metres. Fortuna is located south of Bolañitos situated 200 metres from current accesses to the Lana vein of Endeavour Silver’s Lucero mine. Two structures have been delineated to define a mineralized zone of 250 metres in length and 100 metres to depth, open to the southeast.

Latest Drill Results

The Bolañitos drill results are summarized in the following tables:

El Puertecito Vein:

Hole	Structure	From	To	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
GOL-08	Hw El Puertecito	60.40	62.30	1.46	6.86	342	891
	Including	60.40	61.20	0.61	10.60	521	1369
	El Puertecito	77.25	80.15	2.12	1.62	8	138
	Including	77.25	77.85	0.44	3.22	6	264
GOL-09	El Puertecito	88.75	92.60	2.07	4.44	94	449
	Including	91.55	92.60	0.56	11.35	258	1166
GOL-10	El Puertecito	113.85	115.45	0.97	5.36	35	464
	Including	115.00	115.45	0.27	14.40	50	1202
GOL-11	El Puertecito	113.65	117.30	2.09	8.78	86	788
	Including	114.75	115.75	0.57	25.70	59	2115
GOL-15	El Puertecito	153.20	154.95	1.22	19.96	91	1688
	Including	153.80	154.35	0.38	51.60	249	4377
GOL-17	El Puertecito	139.55	140.90	1.24	2.18	18	192
GOL-20	El Puertecito	160.15	161.40	1.09	102.42	1149	9342
	Including	160.45	161.15	0.61	181.00	2020	16500
GOL-23	El Puertecito	160.60	162.05	1.10	2.81	355	580
	Including	161.15	161.65	0.38	7.78	1015	1637
GOL-25	El Puertecito	188.05	189.60	1.17	2.09	7	174
GOL-27	El Puertecito	122.00	123.20	1.08	0.88	92	162
	Including	122.00	122.60	0.54	0.79	172	235
GOL-28	El Puertecito	139.70	140.85	0.91	3.20	102	359
	Including	139.70	140.40	0.56	5.18	165	579
GOL-30	El Puertecito	162.95	164.90	1.46	5.86	174	643
	Including	162.95	163.40	0.34	12.50	572	1572
GOL-31	El Puertecito	105.85	106.70	0.82	0.85	320	388
	Fw El Puertecito	114.15	115.60	1.40	1.66	203	336
	Including	115.05	115.60	0.53	3.83	480	786
GOL-34	El Puertecito	171.55	173.95	1.18	0.49	91	130
GOL-35	El Puertecito	95.30	96.70	1.38	1.06	232	317
	Including	96.30	96.70	0.39	3.21	774	1031
GOL-36	El Puertecito	87.45	91.60	3.92	2.17	101	275
GOL-37	El Puertecito	108.15	109.45	1.17	3.22	120	378
	Including	108.65	109.15	0.45	4.83	118	504

Note: Drill holes GOL-04, GOL-05, GOL-12, GOL-13, GOL-14, GOL-16, GOL-18, GOL-19, GOL-21, GOL-22, GOL-24, GOL-26, GOL-29, GOL-32, GOL-33, GOL-43 and GOL-44 returned no significant results

Fortuna Vein:

Hole	Structure	From	To	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
GOL-39	Fortuna	168.80	170.10	0.98	3.11	73	322
	Including	168.80	169.60	0.60	4.99	118	517
	Fw Fortuna	198.55	199.90	1.21	1.23	108	206
	Including	198.55	199.10	0.49	2.41	255	448
GOL-40	Hw Fortuna	158.30	159.40	0.96	1.13	43	133
	Including	158.30	158.70	0.35	1.95	49	205
GOL-41	Hw Fortuna	149.95	151.25	1.18	1.11	78	167
	Including	150.30	150.75	0.41	1.78	207	349
GOL-42	Fortuna	179.90	181.60	1.18	4.01	135	456
	Including	180.40	181.20	0.56	8.04	280	923
GOL-45	Hw Fortuna Norte	74.00	75.50	1.00	7.02	31	592
	Including	74.50	75.00	0.33	20.60	92	1740
GOL-46	Hw Fortuna Norte	91.70	93.80	1.16	7.63	57	667
	Including	92.20	92.80	0.33	26.40	197	2309
	Hw Fortuna	165.65	167.50	1.36	0.54	60	103
	Including	166.15	166.70	0.41	1.54	115	238
GOL-47	Fortuna	142.90	144.25	1.00	0.69	67	121
	Including	142.90	143.30	0.29	1.41	68	181
GOL-48	Fortuna	94.85	96.15	0.92	4.32	125	470
	Including	94.85	95.40	0.39	6.33	161	667
GOL-49	Hw Fortuna	99.45	100.45	0.86	3.08	26	272
	Including	99.45	99.95	0.43	5.91	45	518
	Fortuna	146.50	148.30	1.16	1.45	96	212
	Including	147.45	147.80	0.22	4.59	92	459
	Fw Fortuna	191.80	193.15	0.94	8.56	70	755
	Including	192.65	193.15	0.35	13.90	42	1154
GOL-50	Hw Fortuna	94.45	95.45	0.94	1.15	48	140
	Including	94.95	95.45	0.47	2.28	94	276
GOL-52	Hw Fortuna	111.25	112.85	1.36	2.78	135	357
	Including	111.70	112.40	0.59	4.57	232	598
GOL-53	Hw Fortuna Norte	73.45	75.55	1.35	2.68	10	225
	Including	73.45	73.70	0.16	21.80	81	1825
	Hw Fortuna	140.90	142.60	1.19	4.22	165	502
	Including	141.50	142.10	0.42	6.90	362	914

Note: Drill hole GOL-51 returned no significant results

Silver equivalents are calculated at a ratio of 80:1 silver:gold. All widths are estimated true widths.

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to achieve its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2023, estimates of mineral assay results, contributions to resource growth and future production, changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the reliability of mineral assay estimates, changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.